August 24, 2010

Stuart H. Gelfond, Esq.
Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza
New York, NY 10004

> Re: New Mountain Guardian Corporation
>   File Nos. 333-168280 and 814-00832

Dear Mr. Gelfond:

On July 22, 2010, you filed a registration statement on Form N-2 for common shares of the New Mountain Guardian Corporation (the "Company"). We have reviewed the registration statement and have provided our comments below. For convenience, we have generally used the headings, terms and page numbers in the registration statement.

Prospectus

Prospectus Summary (Page 1)

1. This section defines terms referring to various New Mountain entities. The similarities in the names of the entities, however, may be confusing to prospective investors. Please revise the defined terms to avoid potential investor confusion.

Prospectus Summary — The Company (Page 1)

2. The second paragraph of this section states that the Company, through NMG LLC, will invest primarily in the debt of companies that the Investment Adviser believes are "high quality." The term "high quality" is commonly used to refer to the top two tiers of investment grade debt. Please clarify whether the Company will invest in debt which is rated in the top two tiers or the equivalent. If the Company will not invest in debt which is rated in the top two tiers or the equivalent, please delete the term "high quality" and describe the quality of debt in which the Company will invest. In addition, please disclose the maturity of the debt in which the Company will invest.

3. The fourth paragraph of this section states that "we intend to target investments that we believe are capable of yielding a total asset level of unlevered return of 10% to 15% . . . ." Please delete this disclosure as representations about future performance may be misleading. *See* Rule 156(b)(2) under the Securities Act of 1933.

4. The last paragraph on page 2 states that the portfolio had a weighted average Yield to Maturity of approximately 11.5%. The determination of this Yield to Maturity involves a number of assumptions. Please either delete the Yield to Maturity or explain to us why it is appropriate to disclose it in light of the number of assumptions required. *See* Rule 156(b)(2) under the Securities Act.

Prospectus Summary — Operating and Regulatory Structure (Page 15)

5. This section states that NMG LLC, in which the Company will invest, will elect to be treated as a business development company. Please inform us what regulatory filings will be made for NMG LLC. In responding, please consider Rule 140 under the Securities Act. Rule 140 of the Securities Act provides that "[a] person, the chief part of whose business consists of the purchase of the securities of one issuer, or of two or more affiliated issuers, and the sale of its own securities, . . . is to be regarded as engaged in the distribution of the securities of such issuer or affiliated issuers within the meaning of Section 2(11) of the [Securities] Act." It appears that under Rule 140, the Company should be regarded as engaged in the public distribution of securities of NMG LLC. Accordingly, please explain to us how NMG LLC proposes to comply with Section 5 of the Securities Act.

6. Please inform us of the status under the Investment Company Act of the other New Mountain entities identified in the diagram on page 15 (*i.e.*, Guardian Partners, Guardian AIV, and Guardian AIV Holdings). Please explain to us what, if any, regulatory filings will be made for these entities.

Presentation of Historical Financial Information and Market Data — Historical Financial Information (Page 17)

7. This section states that NMG LLC is considered to be the Company's predecessor for accounting purposes. Since the two entities will be operating concurrently, please explain why this is so.

The Offering — Lock-up Agreement (Page 20)

8. This section states that the 180 day lock-up period may be terminated with the prior written consent of Goldman Sachs & Co. and Wells Fargo Securities, LLC. Please explain why it is appropriate that Goldman Sachs and Wells Fargo have authority to end the lock-up without approval by the Board of Directors. Please explain to us the circumstances under which the lock-up period would be terminated.

The Offering — Dividend Reinvestment Plan (Page 22)

9. This section states that unless a stockholder opts out of the dividend reinvestment plan, cash distributions will be automatically reinvested in additional shares of New Mountain Guardian's common stock. Please inform us whether the additional shares would be shares purchased in the market or whether they would be issued by the Company. Please inform us whether the determination to purchase shares in the open market or to issue shares would depend on whether the shares are selling at a discount to net asset value.

The Offering — Available Information (Page 23)

10. Please revise the telephone number for the SEC's public reference room from 800-SEC-0330 to 202-551-8090.

Fees and Expenses (Page 24)

11. The second caption in the table states "Offering expenses borne by us." As all offering expenses are paid either directly or indirectly by shareholders, please delete the words "borne by us" from the caption.

12. The introductory paragraph to the Example to the fee table states that performance-based incentive fees have been excluded from the calculation of the hypothetical costs of an investment in the Company. Please disclose why the incentive fees have been excluded from the calculation.

Risks Relating to Our Business — There will be uncertainty as to the value of our portfolio investments because most of our investments are, and will continue to be recorded at fair value. In addition, because New Mountain Guardian will be a holding company, its board of directors will have no control over the determination of fair value of our investments, which will be determined by NMG LLC's board of directors. (Page 30)

13. This section states that because New Mountain Guardian will be a holding company its board of directors will have no control over the determinations of fair value of the investments, which will be determined by NMG LLC's board of directors. Although NMG LLC will have an obligation to value the portfolio securities, the Company is not relieved of its obligation under Section 2(a)(41) of the Investment Company Act to fair value its own securities. If the Company believes that the valuations provided by NMG LLC are inaccurate, it must adjust the valuations when determining the fair value of its shares. Please revise the disclosure accordingly. In addition, please disclose that the board of directors of the Company will adopt procedures to fair value its securities when the valuations provided by NMG LLC are deemed to be inaccurate. Please

supplementally provide us with a copy of the Company's valuation procedures once they are adopted.

Risks Relating to Our Business — The Investment Management Agreement with New Mountain Guardian Advisors and the Administration Agreement with New Mountain Guardian Administration were not negotiated on an arm's length basis and may not be as favorable to NMG LLC and, consequently, New Mountain Guardian, than if they had been negotiated with an unaffiliated third party. (Page 40)

14. The heading and text of this section indicate that the Investment Management Agreement may not be as favorable as it would be if the agreement were negotiated between unrelated parties. Please explain how approval of such an agreement is consistent with the obligations of the Board of Directors under Section 15(c) under the Investment Company Act.

Risks Relating to Our Business — The Investment Advisor's liability will be limited under the Investment Management Agreement, and NMG LLC has agreed to indemnify the Investment Advisor against certain liabilities, which may lead the Investment Advisor to act in a riskier manner than it would when acting for its own account. (Page 41)

15. The second sentence of this section states that the Investment Advisor maintains a contractual, as opposed to a fiduciary, relationship with NMG LLC. Section 36(b) of the Investment Company Act, which applies to BDCs through Section 59 of that Act, provides that investment advisers have a fiduciary duty to a fund. Please revise the disclosure accordingly.

Risks Relating to Our Business — Regulations governing the operations of business development companies will affect New Mountain Guardian's ability to raise additional equity capital as well as NMG LLC's ability to issue senior securities or borrow for investment purposes, any or all of which could have a negative effect on our investment objectives and strategies. (Page 43)

16. The third paragraph in this section states that NMG LLC may in the future seek to securitize the Company's portfolio securities to generate cash for funding new investments and that NMG LLC would likely create a wholly-owned subsidiary and contribute a pool of loans to the subsidiary. Please explain to us the status of such a wholly-owned subsdiary under the Investment Company Act and whether it is expected that such a subsidiary would file a registration statement or elect status as a business development company. Inasmuch as the Company may securitize portfolio securities to create leverage, please explain to us how NMG LLC and the Company will comply with the asset coverage requirements in Section 61 of the Investment Company Act.

Risks Relating to Our Business — New Mountain Guardian will incur significant costs as a result of being a publicly traded company. (Page 48)

17. The second to the last sentence of this section indicates that NMG LLC will incur costs associated with periodic reporting requirements under the Exchange Act "until exemptive relief is obtained." Please clarify what exemptive relief NMG LLC intends to seek and state that there are no assurances that exemptive relief will be granted.

Risks Relating to Our Investments — We may be subject to additional risks if we invest in foreign securities and/or engage in hedging transactions. (Page 55)

18. The second paragraph of this section (at the top of page 56) states that NMG LLC could engage in hedging transactions, including use of instruments such as interest rate swaps, caps, collars, floors, forward contracts or currency options. The Division of Investment Management has recently made a number of observations about derivative-related disclosure by investment companies in a letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute date July 30, 2010. (http://www.sec.gov/divisions/investment/guidance/ici073010.pdf) Please review the observations set forth in that letter and revise your disclosure of use and risks of derivatives accordingly.

Risks Relating to Our Corporate Structure — New Mountain Guardian will be a holding company with no direct operations of its own, and will depend on distributions from NMG LLC to meet its ongoing obligations. (Page 56)

19. The last paragraph of this section relates to conflicts between NMG LLC, the Company, and the other member of NMG LLC. Please put this paragraph under a separate risk heading to make these conflicts appropriately prominent.

20. The last paragraph of this section states that circumstances may arise when the interests of NMG LLC's members conflict with the interests of the Company's stockholders. The second sentence states that "[a]s a member of NMG LLC, New Mountain Guardian [the Company] may owe fiduciary duties to the other members of NMG LLC that could conflict with the fiduciary duties New Mountain Guardian's officers and directors owe to its stockholders." Please explain to us the basis for any fiduciary duty the Company has to other members of NMG LLC. Further, please explain how conflicts between these fiduciary duties would be resolved.

21. The last paragraph also states that following the completion of the offering, NMG LLC's board of directors and the board of the Company will be comprised of the same members. Further, NMG LLC's board may owe fiduciary duties to

its members that conflict with the duties the Company's board owes to its stockholders. Inasmuch as there is only one member of NMG LLC other than the Company, please make clear that Company and Guardian AIV Holdings, a privately offered BDC feeder investing in NMG LLC may have conflicting interests. Please explain to us how conflicts between the two feeders would be resolved.

22. We note also that the Company proposes issuing common stock to public shareholders, to Guardian Partners in a private offering, and to the Investment Advisor. Please disclose that these different groups of investors may have conflicting interests. Please describe how conflicts between different investor groups would be resolved.

Risks Relating to this Offering and Our Common Stock — Sales of substantial amounts of New Mountain Guardian's common stock in the public market may have an adverse effect on the market price of its common stock. (Page 61)

23. The second paragraph of this section states that the Company has granted Guardian AIV Holdings, Guardian Partners, and the Investment Advisor, and their transferees, "piggy back" registration rights which will give them priority over the Company to include their common stock in registration of an underwritten offering. This section discloses that this could impair the Company in raising additional capital and could cause the market price of shares to decline. Please explain to us how the determination of the Board of Directors to grant such priority registration rights to these affiliates of the Company would be consistent with the Board's fiduciary duty to public shareholders.

Valuation of Portfolio Investments (Page 89)

24. As noted in comment 12 above, the Company has an obligation to fair value its securities. Please describe the Company's procedures to fair value its securities.

Signatures (Page C-6)

25. Generally, funds in a master-feeder arrangement are considered co-issuers pursuant to Rule 140 under the Securities Act and the principal officers and directors of both the master and feeder must execute the registration statement. *See* "Hub-and-Spoke" Funds: A Report Prepared By the Division of Investment Management (report delivered to The Honorable John D. Dingell on April 15, 1992); Investment Company Act Release No. 19955, at n. 74 (Dec. 15, 1993) (Rule 18f-3 proposing release). Please inform us whether the principal officers and directors of NMG LLC intend to execute the Company's registration statement. If they will not, please explain to us the basis for that determination.

General Comments

26. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

27. We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information you supply to us, or on exhibits added in any pre-effective amendments.

28. We are aware that you have submitted a request for no-action relief to the Office of the Chief Counsel and that you expect to submit exemptive applications in connection with your registration statement. Please keep us informed of the status of your request for no-action relief and any applications for exemptive relief. We may have additional comments on the registration statement based on the determinations of the staff on your requests for relief.

29. Responses to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a letter to us and briefly state the basis for your position.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require to make an informed decision. Since the Company and its management are in possession of all facts relating to the Company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the Company's requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

* * * * *

If you have any questions prior to filing a pre-effective amendment, please call me at (202) 551-6945.

Sincerely,

John M. Ganley
Senior Counsel